FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2008

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name into English)

35 Efal Street, Petach Tikva, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F ☒ FORM 40-F ☐

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........N/A

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........N/A

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If “YES” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

        On April 25, 2008, Aladdin Knowledge Systems Ltd. (the “Registrant”) sent a letter to its shareholders as an addendum (the “Addendum”) to its conference call (the “Conference Call”) following its press release announcing the financial results for the first quarter of fiscal year 2008. The Addendum provided additional detail into its first quarter 2008 results. A copy of the Addendum is attached hereto as Exhibit A.

        This Form 6-K is not being incorporated by reference in any effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALADDIN KNOWLEDGE SYSTEMS LTD. By: /s/ Aviram Shemer —————————————— Aviram Shemer Chief Financial Officer

Date: April 25, 2008